SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

MINUTES OF THE SEVEN HUNDRED AND FORTY FOURTH MEETING
OF THE BOARD OF DIRECTORS OF
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ no. 00001180/0001-26

I certify for the required purposes that on the thirtieth of March in the year of two thousand and sixteen, at 10 am, in the Company Office, at Av. Presidente Vargas no. 409 – 13th floor, Rio de Janeiro – RJ, the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras held a meeting. WAGNER BITTENCOURT DE OLIVEIRA chaired the Board of Director's meeting, with the presence of Advisers JOSÉ DA COSTA CARVALHO NETO, LUIZ EDUARDO BARATA FERREIRA, JAILSON JOSÉ MEDEIROS ALVES, SAMUEL ASSAYAG HANAN, JOÃO ANTONIO LIAN e MAURÍCIO MUNIZ BARRETTO DE CARVALHO and PRICILLA MARIA SANTANA. Decision: DEL-038/2016. Financial Statements for the financial year of 2015. RES-194, of 03.30.2016. The Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras, using its attributions, endorsing the decision by majority of the Executive Board, and consubstantiating in the Report to the Executive Board no. PR-085, of 03.30.2016, DECIDED: 1. to approve the Financial Statements of Eletrobras and Consolidated of Sistema Eletrobras and its forwarding for deliberation to the Board of Directors of this Company, whose values and main highlights are the following: financial statements: financial statements for the year ending on December 31, 2015 of Eletrobras and Consolidated, composed of the following parts: Balance Sheet, Statement of Income for the Financial Year, of Net Equity Changes, of Cash Flow and Added Value, accompanied by Explanatory Notes to the Financial Statements;

a.1)      Balance Sheet

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

a.2)      Statement of Income for the Financial Year

2. to approve the destination of the result of the financial year ended on December 31, 2015, with the use of the balance of the legal reserve to compensate for the loss found in the financial year, according to article 193 of Law 6,404/76, and forwarding of the administration proposal to the Ordinary General Meeting, to be held on April 29, 2016, to use the capital reserve to absorb the loss for the financial year that has exceeded the accumulated balance of the legal reserve, according to paragraph I of article 200 of Law 6,404/76;

3. profit sharing: because it is a constructive obligation arising from the Collective Labor Agreement, Eletrobras, in compliance with the accounting rules in force, incorporated in these Financial Statements provision to face the possible obligation, observing the provisions of Law No. 10.101, of 12.20.2000 and approval of the DEST, whose payment should be the object of approval by the General Meeting of Shareholders in the amount of up to R$ 42,972 million; 4. to approve the report of the Board for the year ended on 12.31.2015; 5.      to approve the summons to the 56th Ordinary General Meeting, to be held on April 29, 2016, according to the draft of notice and administration proposal attached; 6. to determine that all companies controlled by Eletrobras publish their Financial Statements for the financial year ending on December 31, 2015 on the same day as those of the Eletrobras holding; 7. to determine that the General Secretariat - PRS should adopt the necessary measures to comply with this Deliberation. The Board Member JOÃO ANTONIO LIAN filed a dissenting opinion, as attached. With no other business on the agenda, Mr. President of the Board adjourned the meeting, asking me to draw up this certificate, which once read and approved, was appropriately signed by me, MARIA SILVIA SAMPAIO SANT'ANNA, Secretary of the Board.

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

The other discussions in this meeting were omitted from this certificate, because they were merely internal interests of the Society, legitimate cause, based on the duty of confidentiality of the Administration, in line with the "caput" of Article 155 of Law no. 6.404 (Law of Corporations), therefore considered outside the scope of the provision in paragraph 1 of article 142 of the aforementioned Law.

Rio de Janeiro, March 30, 2016.

MARIA SILVIA SAMPAIO SANT’ANNA
Board Secretary

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

APPENDIX I – Representation by Board of Directors’ Member

Due to the existing suspicions arising from allegations awarded to the judiciary and approved by the Supreme Court and the progress of the investigation process by Hogan Lovells, without conclusions, I represent the disapprovall of the accounts since the financial statements for the fiscal year 2015 may not represent the real situation or do not provide reliable figures.

Best regards

Joao Antonio Lian

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.